Filed Pursuant to Rule 424(b)(5)

Registration No. 333-251255

Prospectus Supplement

(To Prospectus dated December 22, 2020)

This prospectus supplement amends and supplements the information in the prospectus, dated December 22, 2020, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-251255) (the “Prior Prospectus”), relating to the offer and sale of up to $150,000,000 of our shares of common stock, par value $0.0002 per share (the “Common Stock”), pursuant to the Amended and Restated At Market Issuance Sales Agreement, dated August 24, 2020, by and among us (formerly known as Heat Biologics, Inc.), B. Riley Securities, Inc. and Cantor Fitzgerald & Co., as amended by Amendment No. 1 thereto, dated December 10, 2020 (the “2020 ATM Sales Agreement”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

The 2020 ATM Sales Agreement was terminated, effective as of the close of business on December 8, 2023. Under the 2020 ATM Sales Agreement, we have sold, as of December 8, 2023, an aggregate of 14,911,953 shares of common stock and received net proceeds of approximately $136.7 million.

Our common stock is listed on the NYSE American under the symbol “NHWK.”  On December 18, 2023, the last reported sale price of our common stock on the NYSE American was $0.4457 per share.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates is $12,111,581, which is calculated based on 24,742,760 shares of our outstanding common stock held by non-affiliates and a price of $0.4895 per share, the closing price of our common stock on November 7, 2023, which is the highest closing sale price of our common stock on the NYSE American within the prior 60 days of this prospectus supplement. During the prior twelve calendar month period that ends on and includes the date hereof, we have not offered or sold any shares of our common stock pursuant to General Instruction I.B.6 to Form S-3.

The purpose of this prospectus supplement is to terminate our continuous offering under the Prior Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 19, 2023